ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 24, 2004

04010171

04 MAR -2 AM 7:21

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 3/2

Lodgement with Australian Stock Exchange:
23 February 2004 - ASX Appendix 3Y (Change of Director's Interest Notice)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

04 MAR -2 AM 7:21

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **FIRST AUSTRALIAN RESOURCES LTD**	
ABN 41 009 117 293	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of last notice	26 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 February 2004
No. of securities held prior to change	150,000 Ordinary Shares 15,000 July 2005 Options
Class	
Number acquired	380,000 July 2005 Options
Number expired	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,746.50
No. of securities held after change	150,000 Ordinary Shares 395,000 July 2005 Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **FIRST AUSTRALIAN RESOURCES LTD**
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	26 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Tevlo Pty Ltd <MJ Evans super fund>
Date of change	22 January 2004 - Options 20 February 2004 - Ordinary
No. of securities held prior to change	1,169,000 ordinary – direct 290,500 ordinary – indirect 116,900 July 2005 options – direct 29,050 July 2005 options - indirect
Class	July 2005 Options
Number acquired	1,169,000 ordinary – indirect 116,900 July 2005 - indirect
Number disposed	1,169,000 ordinary – direct 116,900 July 2005 options - direct
Number expired	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$84,168 – ordinary $3857.70 - options

+ See chapter 19 for defined terms.

No. of securities held after change	1,459,500 ordinary – indirect 145,950 July 2005 options - indirect
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market sale of direct holding into indirect holding.

+ See chapter 19 for defined terms.